November 13, 2023 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street NE Washington, D.C. 20549

Attn:	Stephany Yang Ernest Greene Eranga Dias Asia Timmons-Pierce

Re:	Vast Renewables Limited Amendment No. 3 to Registration Statement on Form F-4 Filed October 23, 2023 File No. 333-272058

Ladies and Gentlemen:

On behalf of our client, Vast Renewables Limited, an Australian public company limited by shares (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form F-4 filed on October 23, 2023 (the “Registration Statement”), contained in the Staff’s letter dated November 3, 2023 (the “Comment Letter”).

The Company has publicly filed via EDGAR its fourth amended registration statement on Form F-4 (the “Fourth Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Fourth Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Fourth Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form F-4

United States Securities and exchange Commission

November 13, 2023

What interests do the current officers and directors of NETC have in the Business Combination?, page 17

1.	Please quantify the value of the 350,000 Vast Ordinary Shares to be issued to Nabors as an Incremental Funding Commitment Fee at Closing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 18, 44, 104, 155 and 237 of the Registration Statement to provide the value of the Incremental Funding Commitment Fee at Closing.

Ownership of Vast after Closing, page 39

2.	We note your disclosure of total pro forma book value as of June 30, 2023 on pages 12 and 39. The amounts appear to represent total liabilities and equity, rather than total equity. Please revise your total pro forma book value and pro forma book value per share as applicable or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 12 and 39 of the Registration Statement to provide the updated values.

Background of the Business Combination , page 129

3.	We note that the parties recently entered into a number of transactions, including, but limited to, backstop arrangement, financing, and waiver to the Business Combination Agreement. Please revise this section to reflect the recent negotiations and transactions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 142-143 of the Registration Statement to include background information pertaining to the entry into the October Agreements.

General

4.	Please disclose the material terms of the Canberra Subscription, including any fees to be paid by the company to the investor.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover pages, notice of meeting and pages 3, 11, 27, 37 and 207 of the Registration Statement to include the material terms related to the Canberra Subscription.

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Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Alec Waugh, Vast Renewables Limited

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